Filed by Investors Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: The Bank of Princeton

The following item was mailed to The Bank of Princeton shareholders on November 2, 2016.

Dear Shareholders,

The Board of Directors and the Executive Management team of The Bank of Princeton invite you to meet with the Investors Bank’s

Executive Management Team on:

Tuesday, November 15, 2016

Dinner at 6:30PM Meeting at 7:30PM

Springdale Country Club

1895 Clubhouse Drive ● Princeton, NJ 08540

Learn more about Investors Bank from President and CEO, Kevin Cummings and Senior Executive Vice President and COO, Domenick Cama. Their story is one of significant growth, while remaining financially strong and well capitalized, delivering impressive returns to shareholders and also expressing a strong record of giving to their communities.

Following their presentation, we will open the meeting for your questions on how the proposed merger between The Bank of Princeton and Investors Bank will benefit you.

Kindly confirm you attendance by November 10, 2016 to Barbara Cromwell at: bcromwell@thebankofprinceton.com or 609-454-0133.

Sincerely,

Edward Dietzler
President

Member FDIC

This communication is being made with respect to the proposed merger transaction involving Investors Bancorp, Inc. (“Investors Bancorp”), Investors Bank and The Bank of Princeton. Investors Bancorp has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes a proxy statement of The Bank of Princeton and a prospectus of Investors Bancorp, and each party will file other documents regarding the proposed transaction with the SEC or the Federal Deposit Insurance Corporation (“FDIC”). A definitive proxy statement/ prospectus will be sent to The Bank of Princeton stockholders seeking stockholder approval of the transaction. Before making any voting or investment decision, investors and security holders of The Bank of Princeton are urged to carefully read the entire registration statement and proxy statement/ prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Investors Bancorp with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. The documents filed by The Bank of Princeton with the FDIC may be obtained free of charge at the FDIC’s website at https://efr.fdic.gov/fcxweb/efr/index.html. In addition, the documents filed by Investors Bancorp may be obtained free of charge at its website at www.myinvestorsbank.com or by contacting Investors Bancorp, 101 JFK Parkway, Short Hills, New Jersey 07078, Attention: Brian F. Doran, telephone (973) 924-2450, and the documents filed by The Bank of Princeton may be obtained free of charge at The Bank of Princeton’s website at https://thebankofprinceton.com or by contacting The Bank of Princeton, 183 Bayard Lane, Princeton, New Jersey 08540, Attention: Edward Dietzler, telephone (609) 454-0717.

The Bank of Princeton, Investors Bancorp, their directors, executive officers, and certain other persons may be deemed to be participants in the solicitation of proxies from The Bank of Princeton’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of Investors Bancorp and their ownership of its common stock is set forth in the proxy statement for Investors Bancorp’s 2016 annual meeting of stockholders, as previously filed with the SEC on April 14, 2016. Information about the directors and executive officers of The Bank of Princeton and their ownership of its common stock is set forth in the proxy statement for The Bank of Princeton’s 2016 annual meeting of stockholders, as previously filed with the FDIC on March 24, 2016. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.